For immediate release
                                                                November 7, 2007

                      Toyota Announces Semi-Annual Results
Net Revenues, Operating Income and Net Income Mark New Record for the First Half
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the six months ended September 30, 2007.

On a consolidated basis, net revenues for the first half of the fiscal year totaled 13.01 trillion yen, an increase of 13.4 percent compared to the same period last fiscal year. Operating income increased 16.3 percent to 1.27 trillion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 1.36 trillion yen. Net income increased
21.3 percent to 942.4 billion yen.

Positive contributions to operating income totaled 330.0 billion yen, consisting of 150.0 billion yen from changes in foreign exchange rates, 130.0 billion yen from marketing efforts and 50.0 billion yen from cost reduction efforts. Negative factors totaled 151.3 billion yen.

TMC also announced an interim cash dividend of 65 yen per share for the first half of the fiscal year, an increase of 15 yen per share compared with the same period last fiscal year.

Commenting on the results, TMC Executive Vice President Mitsuo Kinoshita said, "For this period, we posted record results in both revenues and profits. We believe our efforts to build a globally balanced operational foundation contributed to these results. Net income has increased by nearly 70 percent over the last two years, due to a substantial increase in earnings by companies accounted for under the equity method, as well as increase in operating income."

Consolidated vehicle sales for this period reached a record high of 4.301 million units, an increase of 156 thousand units over the same period last fiscal year.

In Japan, vehicle sales decreased by 67 thousand units, to 1.006 million units. Operating income increased by 88.9 billion yen, to 773.3 billion yen, mainly due to improvements in the model mix of domestic and export sales, including strong sales of the Lexus LS models.

Vehicle sales in North America totaled 1.497 million units, an increase of 33 thousand units, due to steady sales including the redesigned Tundra and the Prius. Operating income increased by 3.6 billion yen, to 254.1 billion yen.

In Europe, vehicle sales increased by 46 thousand units, to 635 thousand units, due to strong sales of the redesigned Corolla and the Auris which has been manufactured locally since early 2007. Operating income increased by 2.3 billion yen, to 68.3 billion yen. Strong Russian sales of Lexus models, the Camry and the Corolla contributed to this result.

Sales in Asia increased by 70 thousand units, to 452 thousand units. Operating income increased by 55.4 billion yen, to 116.7 billion yen, mainly due to brisk sales recovery in the Asian markets including Indonesia. Our consolidated subsidiaries in China also made a substantial contribution to the results, due to strong sales of Lexus models.

In other regions, including Central and South America, Oceania and Africa, vehicle sales increased to 711 thousand units, an increase of 74 thousand units, due to steady sales of the IMV series and the redesigned Camry. Operating income increased by 35.6 billion yen, to 71.7 billion yen.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2008 will be 8.93 million units, which is an upward revision from TMC's initial forecast of 8.89 million units announced in May 2007. Additionally, consolidated net revenues were revised to 25.5 trillion yen (from 25.0 trillion yen), operating income to 2.30 trillion yen (from 2.25 trillion yen) and net income to 1.70 trillion yen (from 1.65 trillion yen).

Commenting on the outlook for consolidated profit for the fiscal year ending March 31, 2008, Kinoshita said, "We aim to achieve higher levels of revenues and profits through further increase of vehicle sales and cost reductions."

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                 ----------------

Cautionary  Statement with Respect to  Forward-Looking  Statements

     This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.